Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 3, 2019

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stellus Capital Investment Corporation – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Stellus Capital Investment Corporation, we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Stephani M. Hildebrandt

cc:	Robert T. Ladd, Chief Executive Officer and President of Stellus Capital Investment Corporation